Exhibit (a)(5)(K)

HOSPIRA ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR SHARES OF JAVELIN PHARMACEUTICALS

LAKE FOREST, Ill., July 1, 2010  — Hospira, Inc. (NYSE: HSP), a global specialty pharmaceutical and medication delivery company, today announced the successful completion of the tender offer by Discus Acquisition Corporation, a wholly owned Hospira subsidiary, to purchase all outstanding shares of the common stock of Javelin Pharmaceuticals, Inc. (NYSE Amex: JAV).

As previously announced, the offer expired at 12:00 midnight, New York City time, on June 30, 2010 (the end of the day on June 30, 2010). Based on information provided by Computershare Trust Company, N.A., the depositary for the offer, as of the close of business on the expiration date of the offer, 51,346,299 Javelin shares were validly tendered and not withdrawn. The tendered shares represent approximately 79.16% of Javelin’s outstanding shares of common stock. All Javelin shares that were validly tendered and not withdrawn immediately prior to the expiration of the offer have been accepted by Hospira for payment. Hospira will purchase and pay for all such shares promptly.

In accordance with the merger agreement among the parties, Hospira intends to exercise its “top-up” option to increase its share ownership percentage of Javelin shares through the purchase from Javelin of newly issued shares of Javelin common stock at the same $2.20 per share paid in the tender offer in order to allow Hospira to effect a short-term merger under Delaware law.

Hospira intends to promptly complete the acquisition of Javelin through a short-form merger under Delaware law, as soon as practicable, with the completion of the merger anticipated to occur on or about July 2, 2010.  As a result of the merger, any remaining shares of Javelin common stock will be converted into the right to receive the offer price of $2.20 in cash paid in the tender offer, without interest and less any required withholding taxes (other than shares of Javelin common stock for which appraisal right are validly exercised under Delaware law and any shares owned by Hospira or any of its subsidiaries). Upon completion of the merger, Javelin will become a wholly owned subsidiary of Hospira, its shares will cease to be traded on the NYSE Amex, and Javelin will no longer be required to file certain information and periodic reports with the U.S. Securities and Exchange Commission (SEC).

With the acquisition of Javelin, Hospira expects to take advantage of synergies between Javelin’s main product candidate, Dyloject™, a post-operative pain management drug currently awaiting U.S. Food and Drug Administration (FDA) approval, and Hospira’s proprietary sedation agent, Precedex™. Both drugs are marketed to anesthesiologists, enabling Hospira to leverage its Precedex sales force to promote Dyloject.

Dyloject is a proprietary non-opioid analgesic that reduces the need for traditional intravenous opioids. Opioids are central to the management of post-operative pain, but are associated with significant adverse events, including respiratory depression, sedation, nausea and vomiting, slowing of the gastrointestinal function and urinary retention.

Hospira would have global rights to Dyloject with the exception of Europe, where rights are currently licensed to a third party. After receipt of the appropriate regulatory approval, Hospira plans to market the product in the United States, Canada, Latin America and the Asia-Pacific region. These are areas where Hospira also markets Precedex, and represent a good fit for Hospira’s Precedex and acute-care strategy.

Additional Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Javelin common stock. Hospira has filed a tender offer statement on Schedule TO, as amended, with the SEC containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer and Javelin has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with respect to the tender offer. Hospira and Javelin have mailed these documents to Javelin’s stockholders. Javelin stockholders may obtain a free copy of these documents and other documents filed by Hospira and Javelin with the SEC at the Web site maintained by the SEC at www.sec.gov.

In addition, Javelin stockholders may obtain a free copy of these documents by directing a request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations. INVESTORS AND JAVELIN SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

None of the information included on any Internet Web site maintained by Hospira, Javelin or any of their affiliates, or any other Internet Web site linked to any such Web site, is incorporated by reference in or otherwise made a part of this press release.

About Hospira

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™. As the world leader in specialty generic injectable pharmaceuticals, Hospira offers one of the broadest portfolios of generic acute-care and oncology injectables, as well as integrated infusion therapy and medication management solutions. Through its products, Hospira helps improve the safety, cost and productivity of patient care. The company is headquartered in Lake Forest, Ill., and has approximately 13,500 employees. Learn more at www.hospira.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding Hospira’s proposed acquisition of Javelin. Hospira cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. No assurance can be given that the completion of the acquisition transaction described in this press release will not be delayed or that Hospira will realize the anticipated benefits of the transaction. Economic, competitive, governmental, legal, technological and other factors that may affect Hospira’s operations and may cause actual results to be materially different from expectations include the risks, uncertainties and factors discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Hospira’s Annual Report on Form 10-K for the year ended Dec. 31, 2009 and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference. Hospira undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

SOURCE Hospira, Inc.